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                                                   Filed by Vari-L Company, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                     and deemed filed pursuant to rule 14a-12(b)
                                           Subject Company: Vari-L Company, Inc.
                                                     Commission File No. 0-23866





                        [VARI-L COMPANY, INC. LETTERHEAD]

December 4, 2002

Dear Optionee:

On December 2, 2002, Vari-L Company, Inc. (the "Company") entered into an Asset Purchase Agreement (the "Purchase Agreement") with Sirenza Microdevices, Inc. ("Sirenza"), which contemplates a sale of substantially all of the Company's assets to a wholly-owned subsidiary of Sirenza (the "Transaction"). Under the Company's Tandem Stock Option and Stock Appreciation Rights Plan (the "Plan") all options granted under the Plan became immediately exercisable upon execution of the Purchase Agreement. The Plan further provides that any options held by you will automatically terminate upon the earliest of (i) the closing of the Transaction, (ii) the termination of your employment with the Company under
Section 5(f) of the Plan or (iii) the expiration date of such option. If the Transaction does not close, all outstanding options are subject to their respective vesting schedules prior to the execution of the Purchase Agreement. The closing of the Transaction is subject to a number of closing conditions, and we cannot assure you that the Transaction will close or tell you exactly when it will close

IF YOU ELECT TO EXERCISE YOUR OPTIONS, THE SHARES OF COMMON STOCK YOU RECEIVE WILL BE "RESTRICTED SECURITIES" AND WOULD NOT BE FREELY TRANSFERABLE. Accordingly, you would not be free to sell your shares and would be required to hold such shares unless such shares are subsequently registered under the Securities Act of 1933 (the "Act") or an exemption from such registration is available. The Company is under no obligation to register the shares and the certificate evidencing the shares will be imprinted with a legend which prohibits the transfer of the shares unless the shares are registered or such registration is not required in the opinion of counsel for the Company. Federal securities laws permit limited public resale of "restricted securities" provided that there is certain public information about the Company available and the resale occurs following a one-year holding period, which begins on the date you exercise your option. Due to the transfer restrictions, you will not be able to resell your shares during that one-year period. Thus, you would have to bear the economic risk of your investment until your shares could be sold, and there is a risk that the market price when you are ultimately able to sell your shares will be less than your exercise price. Upon exercise of your option, you would be entitled to all rights as a shareholder of the Company including the right to receive shareholder distributions and the right to vote your shares. If the Transaction closes, the Company contemplates that it will at some point make distributions to shareholders of a portion of the




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proceeds from the Transaction. However, we cannot tell you the amount or the timing of those distributions.

We are writing this letter to notify you that your option is now fully exercisable. We are not making any recommendation as to whether you should exercise your options. The exercise of options and any subsequent sale of shares of the Company's common stock may have important state and federal income tax consequences to you. You should consult with your individual financial and tax advisors in determining whether to exercise any options granted to you under the Plan. Please contact Jodi Bochert or Dannette Boyd should you have any additional questions regarding the mechanics involved in exercising your options.

Additional Information and Where to Find It

Under the terms of the Purchase Agreement, Sirenza is required to file a registration statement on Form S-4 in connection with the proposed acquisition of substantially all of the assets and assumption of specified liabilities of the Company, and the Company intends to mail a proxy statement/prospectus to its stockholders in connection with the transaction. Investors and security holders of the Company are urged to read the proxy statement/prospectus when it becomes available because it will contain important information about Sirenza, the Company and the transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, at the SEC's website at www.sec.gov. A free copy of the proxy statement/prospectus may also be obtained from Sirenza or the Company. The Company and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of the Company in favor of the transaction. Sirenza and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of the Company in favor of the transaction. Information regarding the Company's executive officers and directors is contained in the Company's Form 10-K for the year ended June 30, 2002, which is filed with the SEC. Information regarding Sirenza's executive officers and directors is contained in Sirenza's Form 10-K for the year ended December 31, 2001 and its proxy statement dated April 1, 2002, both of which are filed with the SEC. A description of employment agreements and other interests of the Sirenza and the Company executive officers and directors will be available in the registration statement and the proxy statement/prospectus.

In addition to the registration statement on Form S-4 to be filed by Sirenza in connection with the transaction, and the proxy statement/prospectus to be mailed to the stockholders of the Company in connection with the transaction, Sirenza and the Company each file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference rooms located at 450 Fifth Street, N.W., Washington, D.C. 20549, or any of the SEC's other public reference rooms. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by Sirenza and the Company with the SEC are also available for free at the SEC's website at www.sec.gov. Free copies of these reports, statements and other information may also be obtained from Sirenza or the Company.



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